Legg Mason Capital Management Value Trust, Inc.
Sub-item 77M



LEGG MASON CAPITAL MANAGEMENT VALUE TRUST, INC.

       Legg Mason Capital Management Value Trust, pursuant to the Agreement and Plan of Reorganization, acquired the assets and liabilities of Legg Mason Capital Management American Leading
Companies Trust, effective April 21, 2011.